Exhibit (a)(5)(J)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ARTHUR GOBER, CGM IRA Beneficiary

Custodian, Beneficiary of JEROME GOBER,

                                                 Plaintiff,

- against -	Civil Action No. 4276-CC

GLENN L. COOPER, ANDREW FERRARA,

JAMES C. GALE, MICHAEL E. HANSON,

STEPHEN C. MCCLUSKI, CHERYL P. MORLEY,

MALCOLM MORVILLE, ENDO

PHARMACEUTICALS HOLDINGS INC., BTB

PURCHASER INC., and INDEVUS

PHARMACEUTICALS, INC.,

                                                 Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a class action on behalf of the stockholders of Indevus Pharmaceuticals, Inc. (“Indevus” or the “Company”), other than defendants and their affiliates, against its directors and certain of its officers, and its proposed acquiror, Endo Pharmaceuticals Holdings Inc. (“Endo”), seeking equitable and other appropriate relief in connection with the proposed tender offer whereby Endo, through its wholly owned subsidiary, defendant BTB Purchaser Inc. (“BTB”), seeks to acquire all of Indevus’s common stock (the “Tender Offer” or “Buyout Transaction”). The Form 14D-9 Indevus filed on January 7, 2009 with the Securities and Exchange Commission (“SEC”) in connection with the Tender Offer fails to disclose certain material information concerning the Tender Offer and the Company needed to enable the Company’s public shareholders to make a fully informed decision on whether to tender their shares. Additionally, due to an excessively high termination fee, valued at 5.4% of the aggregate guaranteed Tender Offer consideration, Indevus’s public shareholders are being coerced to accept this deal for inadequate consideration knowing that the much higher than usual termination fee (on a percentage of the deal basis) will act to dissuade third parties from making a superior proposal for the Company. Plaintiff seeks to enjoin the Tender Offer or, alternatively, recover damages in the event the Tender Offer is consummated.

THE PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of 1400 shares of Indevus common stock.

3. Indevus is incorporated in Delaware and is a specialty pharmaceutical company, which engages in the acquisition, development, and commercialization of products to treat conditions in urology and endocrinology in the United States. The Company’s approved products consist of SANCTURA, a muscarinic receptor antagonist, and SANCTURA XR for the treatment of overactive bladder that are co-promoted with its partner Allergan, Inc.; VANTAS for treating advanced prostate cancer; SUPPRELIN LA for central precocious puberty; and DELATESTRYL for the treatment of hypogonadism. Its urology and endocrinology development portfolio contains multiple compounds, which comprise NEBIDO for hypogonadism; VALSTAR for bladder cancer; PRO 2000 for the prevention of infection by HIV and other sexually-transmitted diseases; the octreotide implant for acromegaly and carcinoid syndrome; and a biodegradable ureteral stent for the treatment of kidney stones. The Company has a development, license, and commercialization agreement with Teva Pharmaceutical

Industries, Ltd. to develop pagoclone for the treatment of stuttering; outlicenses ALKS 27 for chronic obstructive pulmonary disease, which it jointly develops with Alkermes, Inc.; and aminocandin for systemic fungal infections for which, the Company licensed the know-how to Novexel S.A. Indevus was founded in 1988 and is headquartered in Lexington, Massachusetts.

4. Endo engages in the research, development, sale, and marketing of branded and generic prescription pharmaceuticals for treating and managing pain. Endo is incorporated in Delaware and is headquartered in Chadds Ford, Pennsylvania.

5. BTB is a wholly owned subsidiary of Endo and is incorporated in Delaware.

6. Defendant Glenn L. Cooper (“Cooper”) has served as the Company’s CEO since 1993 and as the Chairman of the Company’s Board of Directors (the “Board”) since 2000.

7. Defendant Andrew Ferrara (“Ferrara”) has served as a member of the Board since April 2006 and has served as the Presiding Director since June 2008.

8. Defendant James C. Gale (“Gale”) has served as a member of the Board since April 2007.

9. Defendant Michael E. Hanson (“Hanson”) has served as a member of the Board since December 2004.

10. Defendant Stephen C. McCluski (“McCluski”) has served as a member of the Board since June 2003.

11. Defendant Cheryl P. Morley (“Morley”) has served as a member of the Board since June 2003.

12. Defendant Malcolm Morville (“Morville”) has served as a member of the Board since February 1993.

13. Defendants Cooper, Ferrara, Gale, Hanson, McCluski, Morley, and Morville are collectively referred to herein as the “Individual Defendants.”

14. By virtue of their positions as directors and/or officers of Indevus, the Individual Defendants owed and owe Indevus’s shareholders fiduciary obligations of good faith, loyalty, and candor and were, and are, required to: (a) act in furtherance of the best interests of Indevus’s stockholders; (b) maximize stockholder value in a sale of the Company; and (c) make full and accurate disclosure of all material information when the shareholders are asked to approve or disapprove a transaction, such as the Tender Offer

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

16. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. There are approximately 78,000,000 shares of the Company’s common stock outstanding owned by hundreds, if not thousands, of holders other than defendants. The Company’s common stock is listed and actively traded on the Nasdaq National Market System;

(b) There are questions of law and fact which are common to the Class including, inter alia, the following: (i) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; (ii) whether plaintiff and the Class have been provided with all material information to determine whether to tender their shares; (iii) whether the Tender Offer is coercive; (iv) whether defendants Endo and BTB have aided and abetted the breaches of fiduciary duty committed by the Individual Defendants; and (v) whether the Class is entitled to injunctive relief as a result of defendants wrongful conduct;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class;

(d) Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole; and

(e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

17. On January 5, 2009, Indevus and Endo issued a press release announcing that Endo intended to commence the Tender Offer to purchase all of Indevus’s outstanding shares for $4.50 per share. The Tender Offer is scheduled to expire at 5:00 p.m. on February 20, 2009, unless extended in accordance with a merger agreement entered into between Indevus and Endo (the “Merger Agreement”) and the applicable rules and regulations of the SEC. The Tender Offer is conditioned on the tender of a majority of the outstanding shares of Indevus’s common stock on a fully diluted basis.

18. There are two potential milestones that could result in an extra payment to Indevus’s shareholders:

(a) Shareholders will receive an additional $2.00 per share if Indevus’s new product NEBIDO is approved, within three years of the closing of the Tender Offer, by the United States Food and Drug Administration (the “FDA”) without certain restrictive labeling or two potential payments of $1.00 each if NEBIDO is (i) approved by the FDA with certain restrictive labeling and (ii) it achieves a net sales milestone of at least $125 million over any period of four consecutive fiscal quarters on or before the fifth anniversary of the date of the first commercial sale of NEBIDO.

(b) The second contingent payment of $1.00 per share will be paid if the Company’s new octreotide implant is approved by the FDA within four years of the closing of the Tender Offer.

19. According to the press release, the aggregate value of the Tender Offer in guaranteed consideration is approximately $370 million. A termination fee of $20 million applies to the Tender Offer. Thus, the termination fee is excessively high at 5.4% of the guaranteed deal value, such that third parties will be dissuaded from making competing bids for the Company, and the shareholders will be forced to accept the consideration Endo offers in the Tender Offer, without regard to its merits, recognizing the unlikely appearance of a white knight.

20. On January 7, 2009, Indevus filed its Schedule 14D-9 and Endo and BTB filed their Schedule TO concerning the Tender Offer (respectively the “Tender Offer Documents”).

21. The Tender Offer Documents are materially misleading and incomplete because, among other things:

(a) UBS Securities LLC (“UBS”), financial advisor on the Tender Offer to Indevus, performed its analyses using an implied value of per share consideration of $6.57, an amount it claimed to reach “based on the non-contingent consideration of $4.50 per Share plus the estimated net present value (as of December 31, 2008 and utilizing discount rates ranging from 18.0% to 22.0%) of the contingent consideration ranging from approximately $2.03 to $2.11 per Share based on the assessments of the Company’s management as to the timing and probability of achieving certain milestones with respect to Nebido and Octreotide. Estimated financial data for the Company prepared by the Company’s management utilized in UBS’ analyses “were probability-weighted to reflect management’s assessments as to the likelihood that development of the Company’s product candidates would result in commercial sales.” See Schedule 14D-9, at 21. Thus, the fairness opinion fails to evaluate the fairness of the $4.50 per share, which is the only guaranteed consideration in the Tender Offer.

(b) Further, management’s prediction that the Tender Offer is worth approximately $6.57 per share value raises questions that go unanswered in the Tender Offer Documents, such as how management calculated that the deal has an implied value per share of $6.57 per share, since the Company is asking the shareholders to consider this the true value of the deal for purposes of the fairness opinion.

(c) The Tender Offer Documents also fail to disclose the Company’s financial projections through 2027 which were supposedly relied upon by UBS, in performing its discounted cash flow analysis of the Company. Schedule 14D-9, p. 24.

(d) Additionally, the Tender Offer Documents do not fully and fairly disclose the compensation arrangement of UBS in connection with its delivery of a fairness opinion (an omission that is made more glaringly significant due to the above-mentioned disclosure deficiencies in UBS’s fairness opinion). While it is disclosed that UBS will receive “an aggregate fee currently estimated to be approximately $7.25 million,” it is not disclosed exactly how much of that is contingent upon consummation of the deal. Rather, the Company only discloses that a “significant portion” is contingent upon consummation of the Tender Offer. Schedule 14D-9, p. 24.

(e) Finally, while the Tender Offer Documents do not reveal any facts suggesting that there were discussions between Indevus and any potential bidder other than Endo concerning a potential acquisition of the Company, it is not disclosed why the Board decided not to conduct any market check or auction for the Company and, instead, hurriedly agreed to recommend the Tender Offer to Indevus’s public shareholders and executed the Merger Agreement.

22. The guaranteed price of $4.50 per share to be paid to Class members is unfair and inadequate because, among other things:

(a) the intrinsic value of the stock of the Company is materially in excess of $4.50 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future;

(b) the $4.50 per share price offers an inadequate premium to the public stockholders of the Company;

(c) the buyout price is significantly below the premium paid in acquisitions of comparable businesses;

(d) the synergies from the combination of Indevus with Endo and BTB will create great value. According to a January 6, 2009 article by the Associated Press, “Leerink Swann & Co. analyst Gary Nachman reaffirmed a ‘Market Perform’ rating on Endo and said it is the company’s first big step toward renewed growth. ‘We are encouraged by the deal for Indevus, a company whose prospects we have been bullish on, and that is reflected in our increased multiple,’ he said in a note to investors. The addition of new products through the buyout could help Endo reach a broader primary care audience, he added, boosting sales”;

(e) Indevus was never shopped to other potential buyers despite the expectation in the market that numerous pharmaceutical mergers and tender offers will likely take place this year and, with numerous suitors available, an auction could likely have resulted in an offer of greater guaranteed consideration for Indevus’s shares. Forbes.com published an article on January 5, 2009, Endo To Buy Indevus, stating that the Tender Offer “is likely a harbinger of more consolidation among small drug makers.” Also, CNBC.com reported, in a January 6, 2009 article What Can Brown Do For Merck?, that “Only two trading days into the new year we’ve got our first M & A (merger and acquisition) deal of 2009. Endo Pharmaceuticals announced after the closing bell Monday that it’s buying Indevus Pharmaceuticals. IDEV is up big on heavy volume. It’s not a huge deal, but some analysts think it’s just the first in what could turn out to be a record year for hookups (buyouts and partnerships) in the biopharma sector”; and

(f) As recently as November 25, 2008, the Company’s CEO, defendant Cooper, was touting the bright future prospects of Indevus. In the press release published on that date announcing the Fiscal 2008 Year End and Fourth Quarter results, Cooper stated that “[f]iscal 2008 was extremely active for the Company. The year ended on a very strong note and the Company is in excellent shape to have a successful coming year. In particular, we now have a clear path for the resubmission of our NDA for NEBIDO(R), our commercial products are performing extremely well in their respective markets, our late stage development programs for octreotide and pagoclone are in full gear, and our successful $105 million financing this summer gives us a strong balance sheet.” The press release further announced more positive results for the Company’s finances, for instance:

i. Total consolidated revenues for fiscal 2008 were $77.8 million, an increase of 18% from the $66.1 million reported for fiscal 2007;

ii. Cost of product revenue for fiscal 2008 was $30.8 million, an increase of 111% from the $14.6 million reported for fiscal 2007; and

iii. Research and development expenses for fiscal 2008 were $25.0 million, a decrease of 40% from the $41.9 million reported for fiscal 2007.

23. By reason of all of the foregoing, the Tender Offer is unfair and coercive, and the Individual Defendants have failed to disclose all material information to Indevus’ shareholders. Hence, it should be enjoined. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and the Tender Offer may be consummated, to the irreparable harm of the Class.

24. Additionally, defendants BTB and Endo have knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants, particularly in exacting an excessive termination fee to thwart the Individual Defendants’ ability to maximize value in a sale of the Company.

25. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

(2) enjoining, preliminarily and permanently, the Tender Offer;

(3) to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding it, or granting the Class rescissory damages;

(4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and (6) granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
P. Bradford deLeeuw (Del. Bar No. 3569)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600

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